Exhibit 10.9
September 21, 2015
Gerry Morgan

Dear Gerry,

I am pleased to confirm the job offer extended to you as Chief Financial Officer for Four Corners Property Trust (“FCPT”), an indirect wholly owned subsidiary of Darden Restaurants, Inc. The annualized salary for this position is $340,000, paid on a weekly basis. Your anticipated start date is September 22, 2015.

Transaction Awards: If FCPT is spun off to shareholders in a tax-free transaction in general respects as contemplated by our press release of June 29, 2015 (the “FCPT spin”), then provided you remain employed through the date of the FCPT spin, FCPT will award you $185,000 in restricted stock units under the terms of an equity plan to be developed and put in place for FCPT, which will be subject to a vesting schedule set forth in the award agreement governing the award of such restricted stock units.

Annual and Long-term Incentive Plan: Upon the successful completion of the FCPT spin, FCPT will provide you eligibility for an annual incentive target of 65% of your base salary paid by FCPT and long-term incentive target value of $370,000 in the form of equity. The incentive program designs will be determined promptly following the FCPT spin.

Stock Ownership Requirements: Upon the successful completion of the FCPT spin, you will be expected to obtain a specific amount of FCPT shares. The share ownership policy will be subject to the FCPT Board of Directors review and approval. For your position as Chief Financial Officer, the stock ownership guideline is expected to be equivalent to 300% of base salary.

Severance: There can be no assurance that the FCPT spin will occur and in the event the FCPT spin is terminated, or does not happen before March 31, 2016, we may terminate your employment with Darden immediately at which time you would be eligible to receive a severance payment equal to 6 months base salary, 3 months target bonus and six months of health care benefits coverage. Upon the successful completion of the FCPT spin, if your employment is involuntarily terminated not for cause or voluntarily for good reason, you will be eligible for base salary and health care benefits coverage, at the same level within 90 days of the termination, for a period of time to be determined by company policy in place at time of your termination. The definitions of “involuntary not for cause” or “voluntarily for good reason” will be fully developed in connection with the FCPT spin.

Relocation Reimbursement: Upon the successful completion of the FCPT spin, you will receive reimbursement for expenses associated with the movement of or storage of household goods, total reimbursed expenses not to exceed $30,000 and subject to the company’s pre-approval of expenditures in excess of $5,000. The total amount of reimbursement may be higher based upon the relocation estimates of your planned move and the company’s additional approval of a maximum amount.

Change in Control Agreement: Upon the successful completion of the FCPT spin, you will be covered under the FCPT Change in Control (CIC) Agreement, which is expected to provide 1.5 times base salary and target bonus plus 18 months of health care benefits upon a CIC event and qualifying termination. The definition of CIC as well as the details of the agreement will be developed in connection with the FCPT spin.

Work/Life Benefits: You are eligible to participate in the Darden Restaurants, Inc. (“Darden”) healthcare and retirement programs, until the time of the FCPT spin. A summary of Darden’s programs will be provided separately. A comparable package of benefits is under development for FCPT.

Executive Perquisites: You will not be eligible to participate in the Darden executive perquisite program.

Darden and its affiliates are at-will employers, thus, your employment with us and FCPT is not guaranteed for any particular period of time nor does this letter constitute an employment contract. Employment with Darden will terminate at time of the FCPT spin. There can be no assurance that the FCPT spin will occur and in the event the FCPT spin is terminated, or does not happen before March 31, 2016, we may terminate your employment with Darden immediately.

We look forward to welcoming you to our winning team and hope to receive a positive response to this offer. If you have any questions, please feel free to contact me at (415) 264-1159 or Danielle Kirgan at (407) 245-6023.

Sincerely,

/s/ Bill Lenehan

Bill Lenehan
Chief Executive Officer
Four Corners Property Trust

cc: Danielle Kirgan, Chief Human Resources Officer

My signature below acknowledges acceptance of the offer as described and is contingent on the successful results of a pre-employment background check.

/s/ Gerry Morgan                             9/21/2015
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